Exhibit 99.1

News Release

Stantec acquires California’s IBE Consulting Engineers
and British Columbia’s AP/ID
Additions strengthen Stantec’s buildings practice on the west coast

EDMONTON, AB (June 3, 2013) TSX, NYSE:STN

North American design firm Stantec is enhancing their buildings design practice on the west coast by acquiring the assets of IBE Consulting Engineers and AP/ID.

Based in Sherman Oaks, Calif., IBE is a 50-person buildings engineering firm founded in 1999 that specializes in high-performance, sustainable design of mechanical, electrical, and plumbing systems, while AP/ID out of Vancouver, B.C. has been providing interior design services to a variety of corporate clients for more than 20 years.

“IBE’s capabilities will directly enhance Stantec’s buildings engineering presence in the US west, and contribute to growing our capabilities across North America,” says Bob Gomes, Stantec president and CEO.

With more than 300 diverse commissions—completed around the world and with some of North America’s best-known signature architects—IBE’s notable projects include the world’s first LEED-Platinum museum, the Water + Life Museum complex in Hemet, California; New York City’s LEED-Platinum Cooper Union New Academic Building; and UCLA’s first LEED-certified structure, La Kretz Hall. IBE’s current projects include the new 500,000SF Cedars-Sinai Advanced Health Sciences Pavilion in Los Angeles, and the new Berkeley Arts Museum in Berkeley, California.

“Merging with Stantec gives us more diversified opportunities throughout the western U.S. and beyond, providing our employees with projects that expand their capabilities into new fields,” says Alan Locke, IBE’s founding principal.

AP/ID is known for their corporate office consulting and strategic workplace planning services. Their client-oriented approach has resulted in many long-term relationships with a wide range of clients, from insurance firms and government agencies, to banking and mining companies.

“The client-focused approach of AP/ID along with their well-established relationship with our architecture and engineering teams will extend our ability to provide integrated services in the growing market sector of corporate office and workplace design in B.C. and throughout the company,” says Gomes.

“The market for corporate design in Vancouver is heating up. By joining Stantec and strengthening their interior design team, we’ll be able to better serve this growing need, while providing even more value to our long term clients,” says Susi Krauss, owner of AP/ID.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 200 locations in North America and 4 locations internationally.

Stantec is One Team providing Integrated Solutions

Media Contacts
Danny Craig
Stantec Media Relations
US West
Tel. (949) 923-6085
Danny.Craig@stantec.com

Investor Contact
Crystal Verbeek
Stantec Investor Relations
Tel. (780) 969-3349
Crystal.Verbeek@stantec.com

Matt Stuart Stantec Media Relations Canada West Tel. (403) 716-8165 Matt.Stuart@stantec.com IBE Contact Alan Locke IBE Founding Principal Tel. (818) 305-3223 Alan.locke@ibece.net	AP/ID Contact Susi Krauss AP/ID Owner Tel. (604) 696-8399 Susi.k@apid.ca
One Team. Integrated Solutions.